02050242

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

P.E.
8/1/02

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

Advantest Corporation
(Translation of Registrant's Name Into English)

Shinjuku-NS Building
4-1 Nishi-Shinjuku 2-chome
Shinjuku-ku
Tokyo 163-0880
Japan
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________)

Materials Contained in this Report:

1. English summary of the Japanese-language Securities Notice Amendment Filing submitted to the Kanto Financial Bureau of the Ministry of Finance of Japan on July 5, 2002.

   This amendment was filed to provide additional information related to the terms of the Company's stock acquisition rights that were described in a Securities Notice filed with the Kanto Financial Bureau on June 27, 2002. Certain terms of the stock acquisition rights, including the subscription price to be paid upon exercise, total value of all shares issued or delivered upon exercise, and the amount of the issuance price that will be incorporated into capital, have been determined based on the market value of the Company's common stock after the initial filing.

2. English translation of a press release dated July 5, 2002 announcing specific terms and conditions, which were not determined at the June 27, 2002 meeting of the Board of Directors, of the stock acquisition rights for stock options.

FOR IMMEDIATE RELEASE

July 5, 2002
ADVANTEST CORPORATION
(Toshio Maruyama, President and COO)
(Stock Code Number: 6857, TSE first section)
(Ticker Symbol: ATE, NYSE)

CONTACT:
Hitoshi Owada
(Managing Director and
Senior Vice President, Administration and Finance Division)
Phone: +81-(0)3-3342-7500

Advantest Issues Stock Option (Stock Acquisition Rights)

Tokyo –July 5, 2002 – the specific terms and conditions, which were not determined at the June 27, 2002 meeting of the Board of Directors, of the stock acquisition rights for stock options that shall be issued pursuant to Article 280 Paragraphs 20 and 21 of the Commercial Code and the shareholder resolution at the 60th annual general meeting of shareholders, were determined as set forth below.

1. Date of issuance	July 5, 2002
2. Total subscription price to be paid upon exercise of each stock acquisition right	814,800 Yen (8,148 Yen per share)
3. The total value of all shares (newly issued shares or treasury shares) issued or delivered upon the exercise of stock acquisition rights	5,988,780,000 Yen
4. The amount of the issuance price of the newly issued shares issued pursuant to the exercise of stock acquisition rights that will be incorporated into capital	4,074 Yen per share

For Reference

(1) The date of the meeting of the Board of Directors setting the date for the annual general meeting of shareholders	May 13, 2002
(2) Date of the resolution made pursuant to the annual general meeting of shareholders	June 27, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Advantest Corporation

By: /s/ Hitoshi Owada
Name: Hitoshi Owada
Title: Managing Director and Senior Vice President, Administration and Finance Division

Date: August 6, 2002